Via Facsimile and U.S. Mail
Mail Stop 6010

January 23, 2007

Mr. John R. Weale
Chief Financial Officer
IPC Holdings, Ltd.
American International Building
29 Richmond Road
Pembroke, HM 08, Bermuda

Re: IPC Holdings, Ltd.
**   Form 10-K for the Fiscal Year Ended December 31, 2005**
**   Filed February 28, 2006**
**   File No. 000-27662**

Dear Mr. Weale,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant